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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: October, 2006                   Commission File Number: 1-9059


                            BARRICK GOLD CORPORATION
                              (Name of Registrant)


                          BCE PLACE, CANADA TRUST TOWER
                                   SUITE 3700
                          161 BAY STREET, P.O. BOX 212
                                TORONTO, ONTARIO
                                 CANADA M5J 2S1
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [ ]     Form 40-F [X]



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      BARRICK GOLD CORPORATION



Date:  October 10, 2006               By: /s/  Sybil E. Veenman
                                          -------------------------------------
                                          Name:  Sybil E. Veenman
                                          Title: Vice President, Assistant
                                                 General Counsel and Secretary



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                                     EXHIBIT

Exhibit        Description of Exhibit
-------        ----------------------
 99.1          Press Release dated October 4, 2006